

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631 June 29, 2009

William H. Hernandez
Chief Financial Officer
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

Re: PPG Industries, Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 6, 2009
File No. 001-01687

Dear Mr. Hernandez:

We have reviewed your responses and have the following additional comments.

General

1. We note the acknowledgements the Company made in its letter dated June 16, 2009. However, these representations do not conform to the language contained in our letter dated June 4, 2009. Therefore, please provide, in writing, a statement from the Company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters

greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

       If you have any questions regarding these comments, please direct them to Jessica Kane, Staff Attorney, at (202) 551-3235 or, in her absence, me at (202) 551-3397.

Sincerely,

Jay Ingram
Legal Branch Chief